UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                                Marwich II, Ltd.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                      COMMON STOCK, no par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    573861101
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             Mr. Timothy Morris, CEO
                           c/o American Ethanol, Inc.
                       203 N. LaSalle Street, Suite 2100
                               Chicago, IL 60601

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 June 23, 2006
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No.                                                     Page 2 of 10 Pages

--------------------------------------------------------------------------------

1       NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO.OF ABOVE PERSON (ENTITIES ONLY)
        American Ethanol, Inc.
--------------------------------------------------------------------------------

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) |_|
        (SEE INSTRUCTIONS)
                                                              (b) |_|
--------------------------------------------------------------------------------

3       SEC USE ONLY

--------------------------------------------------------------------------------

4       SOURCE OF FUNDS (SEE INSTRUCTIONS)
                 WC
--------------------------------------------------------------------------------

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
--------------------------------------------------------------------------------

6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Nevada
--------------------------------------------------------------------------------

                                 7       SOLE VOTING POWER
                                         3,343,200 shares of common stock
                                 -----------------------------------------------
           NUMBER OF
            SHARES               8       SHARED VOTING POWER
         BENEFICIALLY                    N/A
           OWNED BY              -----------------------------------------------
             EACH
           REPORTING             9       SOLE DISPOSITIVE POWER
            PERSON                       3,343,200
             WITH                -----------------------------------------------

                                 10      SHARED DISPOSITIVE POWER
                                         N/A
--------------------------------------------------------------------------------

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        3,343,200 shares of common stock
--------------------------------------------------------------------------------

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (SEE INSTRUCTIONS)     N/A
--------------------------------------------------------------------------------

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        88.3%
--------------------------------------------------------------------------------

14      TYPE OF REPORTING PERSON
        CO
--------------------------------------------------------------------------------

CUSIP No.                                                     Page 3 of 10 Pages

--------------------------------------------------------------------------------

1       NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO.OF ABOVE PERSON (ENTITIES ONLY)
        Cagan McAfee Capital Partners, LLC
--------------------------------------------------------------------------------

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) |_|
        (SEE INSTRUCTIONS)
                                                              (b) |_|
--------------------------------------------------------------------------------

3       SEC USE ONLY

--------------------------------------------------------------------------------

4       SOURCE OF FUNDS (SEE INSTRUCTIONS)
                 OO
--------------------------------------------------------------------------------

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
--------------------------------------------------------------------------------

6       CITIZENSHIP OR PLACE OF ORGANIZATION
        California
--------------------------------------------------------------------------------

                                 7       SOLE VOTING POWER
                                         N/A
                                 -----------------------------------------------
           NUMBER OF
            SHARES               8       SHARED VOTING POWER
         BENEFICIALLY                    3,343,200 shares of common stock
           OWNED BY              -----------------------------------------------
             EACH
           REPORTING             9       SOLE DISPOSITIVE POWER
            PERSON                       N/A
             WITH                -----------------------------------------------

                                 10      SHARED DISPOSITIVE POWER
                                         3,343,200 shares of common stock
--------------------------------------------------------------------------------

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        3,343,200 shares of common stock
--------------------------------------------------------------------------------

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (SEE INSTRUCTIONS)     N/A
--------------------------------------------------------------------------------

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        88.3%
--------------------------------------------------------------------------------

14      TYPE OF REPORTING PERSON
        OO
--------------------------------------------------------------------------------

CUSIP No.                                                     Page 4 of 10 Pages

--------------------------------------------------------------------------------

1       NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO.OF ABOVE PERSON (ENTITIES ONLY)
        Eric McAfee
--------------------------------------------------------------------------------

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) |_|
        (SEE INSTRUCTIONS)
                                                              (b) |_|
--------------------------------------------------------------------------------

3       SEC USE ONLY

--------------------------------------------------------------------------------

4       SOURCE OF FUNDS (SEE INSTRUCTIONS)
                 OO
--------------------------------------------------------------------------------

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
--------------------------------------------------------------------------------

6       CITIZENSHIP OR PLACE OF ORGANIZATION
        United States of America
--------------------------------------------------------------------------------

                                 7       SOLE VOTING POWER
                                         N/A
                                 -----------------------------------------------
           NUMBER OF
            SHARES               8       SHARED VOTING POWER
         BENEFICIALLY                    3,343,200 shares of common stock
           OWNED BY              -----------------------------------------------
             EACH
           REPORTING             9       SOLE DISPOSITIVE POWER
            PERSON                       N/A
             WITH                -----------------------------------------------

                                 10      SHARED DISPOSITIVE POWER
                                         3,343,200 shares of common stock
--------------------------------------------------------------------------------

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        3,343,200 shares of common stock
--------------------------------------------------------------------------------

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
--------------------------------------------------------------------------------

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        88.3%
--------------------------------------------------------------------------------

14      TYPE OF REPORTING PERSON
        IN
--------------------------------------------------------------------------------

CUSIP No.                                                     Page 5 of 10 Pages

--------------------------------------------------------------------------------

1       NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO.OF ABOVE PERSON (ENTITIES ONLY)
        Laird Cagan
--------------------------------------------------------------------------------

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) |_|
        (SEE INSTRUCTIONS)
                                                              (b) |_|
--------------------------------------------------------------------------------

3       SEC USE ONLY

--------------------------------------------------------------------------------

4       SOURCE OF FUNDS (SEE INSTRUCTIONS)
                 OO
--------------------------------------------------------------------------------

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
--------------------------------------------------------------------------------

6       CITIZENSHIP OR PLACE OF ORGANIZATION
        United States of America
--------------------------------------------------------------------------------

                                 7       SOLE VOTING POWER
                                         N/A
                                 -----------------------------------------------
           NUMBER OF
            SHARES               8       SHARED VOTING POWER
         BENEFICIALLY                    3,343,200 shares of common stock
           OWNED BY              -----------------------------------------------
             EACH
           REPORTING             9       SOLE DISPOSITIVE POWER
            PERSON                       N/A
             WITH                -----------------------------------------------

                                 10      SHARED DISPOSITIVE POWER
                                         3,343,200 shares of common stock
--------------------------------------------------------------------------------

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        3,343,200 shares of common stock
--------------------------------------------------------------------------------

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
--------------------------------------------------------------------------------

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        88.3%
--------------------------------------------------------------------------------

14      TYPE OF REPORTING PERSON
        IN
--------------------------------------------------------------------------------

CUSIP No.                                                     Page 6 of 10 Pages

--------------------------------------------------------------------------------

1       NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO.OF ABOVE PERSON (ENTITIES ONLY)
        Timothy Morris
--------------------------------------------------------------------------------

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) |_|
        (SEE INSTRUCTIONS)
                                                              (b) |_|
--------------------------------------------------------------------------------

3       SEC USE ONLY

--------------------------------------------------------------------------------

4       SOURCE OF FUNDS (SEE INSTRUCTIONS)
                 OO
--------------------------------------------------------------------------------

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
--------------------------------------------------------------------------------

6       CITIZENSHIP OR PLACE OF ORGANIZATION
        United States of America
--------------------------------------------------------------------------------

                                 7       SOLE VOTING POWER
                                         N/A
                                 -----------------------------------------------
           NUMBER OF
            SHARES               8       SHARED VOTING POWER
         BENEFICIALLY                    3,343,200 shares of common stock
           OWNED BY              -----------------------------------------------
             EACH
           REPORTING             9       SOLE DISPOSITIVE POWER
            PERSON                       N/A
             WITH                -----------------------------------------------

                                 10      SHARED DISPOSITIVE POWER
                                         3,343,200 shares of common stock
--------------------------------------------------------------------------------

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        3,343,200 shares of common stock
--------------------------------------------------------------------------------

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
--------------------------------------------------------------------------------

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        88.3%
--------------------------------------------------------------------------------

14      TYPE OF REPORTING PERSON
        IN
--------------------------------------------------------------------------------

CUSIP No.                                                     Page 7 of 10 Pages

--------------------------------------------------------------------------------

1       NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO.OF ABOVE PERSON (ENTITIES ONLY)
        Janakiram Ajjarapu
--------------------------------------------------------------------------------

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) |_|
        (SEE INSTRUCTIONS)
                                                              (b) |_|
--------------------------------------------------------------------------------

3       SEC USE ONLY

--------------------------------------------------------------------------------

4       SOURCE OF FUNDS (SEE INSTRUCTIONS)
                 OO
--------------------------------------------------------------------------------

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
--------------------------------------------------------------------------------

6       CITIZENSHIP OR PLACE OF ORGANIZATION
        India
--------------------------------------------------------------------------------

                                 7       SOLE VOTING POWER
                                         N/A
                                 -----------------------------------------------
           NUMBER OF
            SHARES               8       SHARED VOTING POWER
         BENEFICIALLY                    3,343,200 shares of common stock
           OWNED BY              -----------------------------------------------
             EACH
           REPORTING             9       SOLE DISPOSITIVE POWER
            PERSON                       N/A
             WITH                -----------------------------------------------

                                 10      SHARED DISPOSITIVE POWER
                                         3,343,200 shares of common stock
--------------------------------------------------------------------------------

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        3,343,200 shares of common stock
--------------------------------------------------------------------------------

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
--------------------------------------------------------------------------------

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        88.3%
--------------------------------------------------------------------------------

14      TYPE OF REPORTING PERSON
        IN
--------------------------------------------------------------------------------

CUSIP No.                                                     Page 8 of 10 Pages

--------------------------------------------------------------------------------

1       NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO.OF ABOVE PERSON (ENTITIES ONLY)
        Surendra K. Ajjarapu
--------------------------------------------------------------------------------

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) |_|
        (SEE INSTRUCTIONS)
                                                              (b) |_|
--------------------------------------------------------------------------------

3       SEC USE ONLY

--------------------------------------------------------------------------------

4       SOURCE OF FUNDS (SEE INSTRUCTIONS)
                 OO
--------------------------------------------------------------------------------

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
--------------------------------------------------------------------------------

6       CITIZENSHIP OR PLACE OF ORGANIZATION
        United States of America
--------------------------------------------------------------------------------

                                 7       SOLE VOTING POWER
                                         N/A
                                 -----------------------------------------------
           NUMBER OF
            SHARES               8       SHARED VOTING POWER
         BENEFICIALLY                    3,343,200 shares of common stock
           OWNED BY              -----------------------------------------------
             EACH
           REPORTING             9       SOLE DISPOSITIVE POWER
            PERSON                       N/A
             WITH                -----------------------------------------------

                                 10      SHARED DISPOSITIVE POWER
                                         3,343,200 shares of common stock
--------------------------------------------------------------------------------

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        3,343,200 shares of common stock
--------------------------------------------------------------------------------

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
--------------------------------------------------------------------------------

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        88.3%
--------------------------------------------------------------------------------

14      TYPE OF REPORTING PERSON
        IN
--------------------------------------------------------------------------------

CUSIP No.                                                     Page 9 of 10 Pages

--------------------------------------------------------------------------------

1       NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO.OF ABOVE PERSON (ENTITIES ONLY)
        William Maender
--------------------------------------------------------------------------------

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) |_|
        (SEE INSTRUCTIONS)
                                                              (b) |_|
--------------------------------------------------------------------------------

3       SEC USE ONLY

--------------------------------------------------------------------------------

4       SOURCE OF FUNDS (SEE INSTRUCTIONS)
                 OO
--------------------------------------------------------------------------------

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
--------------------------------------------------------------------------------

6       CITIZENSHIP OR PLACE OF ORGANIZATION
        United States of America
--------------------------------------------------------------------------------

                                 7       SOLE VOTING POWER
                                         N/A
                                 -----------------------------------------------
           NUMBER OF
            SHARES               8       SHARED VOTING POWER
         BENEFICIALLY                    3,343,200 shares of common stock
           OWNED BY              -----------------------------------------------
             EACH
           REPORTING             9       SOLE DISPOSITIVE POWER
            PERSON                       N/A
             WITH                -----------------------------------------------

                                 10      SHARED DISPOSITIVE POWER
                                         3,343,200 shares of common stock
--------------------------------------------------------------------------------

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        3,343,200 shares of common stock
--------------------------------------------------------------------------------

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
--------------------------------------------------------------------------------

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        88.3%
--------------------------------------------------------------------------------

14      TYPE OF REPORTING PERSON
        IN
--------------------------------------------------------------------------------

CUSIP No.                                                    Page 10 of 10 Pages

--------------------------------------------------------------------------------

1       NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO.OF ABOVE PERSON (ENTITIES ONLY)
        Michael Peterson
--------------------------------------------------------------------------------

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) |_|
        (SEE INSTRUCTIONS)
                                                              (b) |_|
--------------------------------------------------------------------------------

3       SEC USE ONLY

--------------------------------------------------------------------------------

4       SOURCE OF FUNDS (SEE INSTRUCTIONS)
                 OO
--------------------------------------------------------------------------------

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
--------------------------------------------------------------------------------

6       CITIZENSHIP OR PLACE OF ORGANIZATION
        United States of America
--------------------------------------------------------------------------------

                                 7       SOLE VOTING POWER
                                         N/A
                                 -----------------------------------------------
           NUMBER OF
            SHARES               8       SHARED VOTING POWER
         BENEFICIALLY                    3,343,200 shares of common stock
           OWNED BY              -----------------------------------------------
             EACH
           REPORTING             9       SOLE DISPOSITIVE POWER
            PERSON                       N/A
             WITH                -----------------------------------------------

                                 10      SHARED DISPOSITIVE POWER
                                         3,343,200 shares of common stock
--------------------------------------------------------------------------------

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        3,343,200 shares of common stock
--------------------------------------------------------------------------------

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
--------------------------------------------------------------------------------

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        88.3%
--------------------------------------------------------------------------------

14      TYPE OF REPORTING PERSON
        IN
--------------------------------------------------------------------------------

Item 1.  Security and Issuer.

      The class of equity securities to which this statement relates is common stock, no par value per share (the "Shares"), of Marwich II, Ltd, a Colorado corporation (the "Issuer"). This statement on Schedule 13D is being filed by the Reporting Persons (as defined below) to report the recent acquisition of Shares, as a result of which the Reporting Persons may be deemed to be the persons directly or indirectly in control of the Issuer.

      The principal executive offices of the Issuer are located at 12773 Forest Hill Boulevard, West Palm Beach, FL 33414.

Item 2.  Identity and Background.

      (A) This statement is being filed on behalf of each of the following persons (collectively the "Reporting Persons"):

            1)    American Ethanol, Inc. ("American");
            2)    Cagan McAfee Capital Partners, LLC ("Cagan McAfee") ;
            3)    Eric McAfee ("Mr. McAfee");
            4)    Laird Q. Cagan ("Mr. Cagan");
            5)    Timothy Morris ("Mr. Morris");
            6)    Janakiram Ajjarapu;
            7)    Surendra K. Ajjarapu;
            8)    William J. Maender ("Mr. Maender")
            9)    Michael Peterson ("Mr. Peterson")

      (b)   The Reporting Persons

      Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness given by another Reporting Person. By their respective signatures, each of the Reporting Persons agrees that this statement is filed on behalf of such Reporting Person. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Statement.

      American, a Nevada Corporation, is a developer of large-scale ethanol and biodiesel plants, primarily in the Midwestern United States. The corporate headquarters of American is located at 203 N. LaSalle Street, Suite 2100, Chicago, IL 60601, and its telephone number is (312) 264 -2682.

      Cagan McAfee is the 14.19% shareholder of American, and in such capacity, may be deemed to have indirect beneficial owner of the Shares held for the account of American Ethanol, Inc. The principal business address of Cagan McAfee Capital Partners, LLC is 10600 N. De Anza Blvd., Suite 250, Cupertino, CA. 95014. The managing members of Cagan McAfee Capital Partners, LLC are Mr. McAfee and Mr. Cagan.

      Mr. McAfee and Mr. Cagan also serve as directors of American, and in that capacity may have influence over the corporate activities of the Issuer and may be deemed to have the indirect beneficial interest of the Shares for the purpose of Section 13d-3 of the Act. Mr. McAfee and Mr. Cagan are citizens of the United States. The principal offices of Mr. McAfee and Mr. Cagan are located at 10600
N. De Anza Blvd., Suite 250, Cupertino, CA. 95014.

      Mr. Morris is the Chief Executive Officer and serves on the board of directors of American and in that capacity may have influence over the corporate activities of the Issuer and may be deemed to have the indirect beneficial interest of the Shares for the purpose of Section 13d-3 of the Act. Mr. Morris is a citizen of the United States. The principal office of Mr. Morris is located at 203 N. LaSalle Street, Suite 2100, Chicago, IL 60601.

      Janakiram Ajjarapu is the President and serves on the board of directors of American and in that capacity may have influence over the corporate activities of the Issuer and may be deemed to have indirect beneficial interest of the Shares for the purpose of Section 13d-3 of the Act. Mr. Ajjarapu is a citizen of India. The principal office of Janakiram Ajjarapu is located at 203
N. LaSalle Street, Suite 2100, Chicago, IL 60601.

      Surendra K. Ajjarapu is the Executive Vice President of Business Development and serves on the board of directors of American and in that capacity may have influence over the corporate activities of the Issuer and may be deemed to have beneficial interest of the Shares for the purpose of Section 13d-3 of the Act. Mr. Ajjarapu is a citizen of the United States. The principal office of Surendra K. Ajjarapu is located at 203 N. LaSalle Street, Suite 2100, Chicago, IL 60601.

      Mr. Maender is the Chief Financial Officer and serves on the board of directors of American and in that capacity may have influence over the corporate activities of the Issuer and may be deemed to have indirect beneficial interest of the Shares for the purpose of Section 13d-3 of the Act. Mr. Maender is a citizen of the United States. The principal office of Mr. Maender is located at 203 N. LaSalle Street, Suite 2100, Chicago, IL 60601.

      Mr. Peterson serves on the board of directors of American and in that capacity may have influence over the corporate activities of the Issuer and may be deemed to have the indirect beneficial interest of the Shares for the purpose of Section 13d-3 of the Act. Mr. Peterson is a citizen of the United States. The principal office of Mr. Peterson is located at 10600 N. De Anza Blvd., Suite 250, Cupertino, CA. 95014.

      During the last five years, none of the Reporting Persons to the best of the Reporting Persons' knowledge, has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

      The information set forth in Item 6 hereof is hereby incorporated by reference into this Item 3.

      American acquired beneficial ownership of the securities which are the subject of this filing with working capital in the ordinary course of business. On June 23, 2006, American Ethanol entered into a Stock Purchase Agreement ("the Agreement") with the Issuer and the Shareholders. The Agreement is attached hereto as Exhibit A and incorporated by reference. Pursuant to the Agreement, American purchased from the Shareholders an aggregate of 3,343,200 shares of the Issuer's common stock held by the Shareholders (the "Shares") for an aggregate purchase price of $675,000. As a result of the consummation of the sale of the Shares to American pursuant to the Agreement, American now owns approximately 88.3% of the outstanding stock of the Issuer and, consequently, has a controlling interest in the Issuer. American used its own funds to complete the purchase of the Shares.

Item 4.  Purpose of Transaction.

      The information set forth in Item 6 hereof is hereby incorporated by reference into this Item 4.

      American acquired the Shares pursuant to the Agreement with the purpose of obtaining control over the Issuer. In connection with the acquisition described above, George A. Powell and Peter Porath resigned from the Issuer's Board, and Timothy Morris was appointed to the Issuer's Board. Effective June 23, 2006, Michael Schumacher, George A. Powell, and Peter Porath resigned as the Issuer's officers and Timothy Morris and William Maender have been appointed as the Issuer's Chief Executive Officer and Chief Financial Officer and Secretary, respectively. Mr. Morris and Mr. Maender are the Chief Executive Officer and Chief Financial Officer, respectively, of American.

      In addition, on June 23, 2006 American and the Issuer entered into an Agreement and Plan of Merger ("the Merger Agreement) pursuant to which American will merge with and into the Issuer, with the Issuer being the surviving corporation. The Merger Agreement is the legal document that governs the merger transaction ("Merger") and the other transactions contemplated by the Merger Agreement. The description of the Merger Agreement contained herein is qualified in its entirely by the Merger Agreement which is incorporated herein by reference from Exhibit 2.1 to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 26, 2006.

      In connection with the Merger, (i) each issued and outstanding share of American common stock and preferred stock ("American Capital Stock") will be converted into the right to receive one (1) share of the Issuer's Common Stock ("Exchange Ratio"); and (ii) each outstanding warrant to purchase one (1) share of American common stock or preferred stock will be assumed by Issuer and converted into a warrant to purchase one (1) share of Issuer common stock, subject to adjustment as set forth below. In addition, the shares of Issuer held by American will be cancelled.

      The Exchange Ratio shall be adjusted to reflect appropriately the effect of any stock split, stock dividend, reorganization, recapitalization, reclassification, combination or other like change with respect to the capital stock of Issuer or American (or any options or warrants with respect to the foregoing) occurring on or after the date of the Merger Agreement and prior to the effective time of the Merger ("Effective Time"). The Exchange Ratio is not adjusted in the event that American issues additional securities, which will result in additional dilution to the Issuer's original shareholders.

      As of the date of this Report, the Issuer has 3,785,664 shares of Common Stock issued and outstanding, of which 3,343,200 shares are held by American.

      As of the date hereto, American has the following securities issued and outstanding

o     74,600,000 shares of Common Stock;

o 5,000,000 shares of Series A Preferred Stock (which are convertible into 10,000,000 shares of Common Stock); and

o Warrants exercisable for 800,000 shares of American Common Stock at $3.00 per share.

      As of the date hereto, American also has commitments to issue up to 200,000 additional shares of American Common Stock ("Equity Commitments").

      Assuming no shareholder of either American or Issuer elects dissenters' rights and that the capitalization of either company does not change prior to the Closing of the Merger, the shareholders of American in the aggregate will be issued, approximately 84.6 million shares of the Issuer's Common Stock in exchange for all the outstanding shares of American Capital Stock and Issuer will assume warrants exercisable for an additional 800,000 shares of Common Stock. As a result, immediately following the Merger, the Issuer will have approximately 85.8 million shares of Common Stock outstanding, and the original shareholders of Issuer will hold approximately 0.5% of the issued and outstanding shares of Issuer Common Stock on a fully diluted basis. If American issues additional securities prior to the Closing of the Merger, it will result in additional dilution to the Issuer's original shareholders.

      Issuer and American have each agreed to continue to operate their business in the ordinary course prior to the Merger. Under the Merger Agreement, each of American and Issuer have agreed to do certain things, some of which are conditions to the Merger transaction. Each company is obligated to (a) obtain all necessary approvals for various aspects of the transaction, (b) give the other access to the records and personnel to complete due diligence review, and
(c) proceed expeditiously to undertake all actions so as to be able to consummate the Merger. Consummation of the Merger is also contingent upon (i) preparation, filing and distribution to the Issuer's shareholders of either an Information Statement or a Proxy Statement, and (ii) continued quotation of
Issuer's common stock on the Over-the-Counter Bulletin Board. The representations and warranties of the parties to the Merger Agreement generally do not survive the Closing.

      The Merger Agreement may be terminated as follows:  (i) by mutual consent,
(ii) by either party if the Merger is prohibited by issuance of an order, decree or ruling, or (iii) by either party if the other is in material breach of any representation, warranty, covenant or agreement. In the event of termination, both parties are responsible for their own expenses.

      The directors of the Issuer have approved the Merger Agreement and the transactions contemplated thereunder. The directors of American have approved the Merger Agreement and the transactions contemplated thereunder. The Merger Agreement and the transactions contemplated thereunder require the approval of both the Issuer's and American's shareholders before the Merger can be consummated. The parties expect the closing of the transactions under the Merger Agreement to occur on or about by September 30, 2006. However, there can be no assurances that the Merger will be completed by that time, or ever.

      Other than as set forth above, the Reporting Person does not have any plans or proposals that would result in any of the following:

      (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

      (b)   An   extraordinary   corporate   transaction,   such  as  a  merger,
            reorganization or liquidation, involving the issuer or any of its securities;

      (c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

      (d) Any change in the present board of directors or management of the issuer, including any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company act of 1940;

      (e) Any material change in the present capitalization or dividend policy of the issuer;

      (f) Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

      (g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

      (h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

      (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

      (j)   Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

(a) American Ethanol, Inc. may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of the aggregate amount of 3,343,200 Shares representing 88.3% of the Issuer's 3,785,664 shares of common stock outstanding.

(b) American Ethanol, Inc. has the sole power to vote and dispose of the Shares, has a pecuniary interest in the Shares, and has direct beneficial ownership of the Shares.

                  (i) Cagan McAfee as the 14.19% shareholder may be deemed to have shared power to direct the voting and disposition of the Shares. Mr. Cagan and Mr. McAfee are the members of Cagan McAfee.

                  (ii) Mr. Cagan, Mr. McAfee, Mr. Morris, Janakiram Ajjarapu, Surendra K. Ajjarapu, Mr. Maender and Mr. Peterson, as American's board of directors, may be deemed to have shared power to direct the voting and disposition of the Shares. In addition, each of the members of the board of directors of American are also shareholders of American and, therefore, has a pecuniary interest in the Shares.

(c) Except as set forth in Item 6 below, there has been no transaction effected with respect to the Shares since May 3, 2006 (60 days prior to the date hereof) by any of the Reporting Persons.

(d) The members of the board of directors of American and the members of Cagan McAfee have the right to participate in the receipt of dividends from, or proceeds from the sales of, the securities held for the account of American Ethanol, Inc. in accordance with their shareholder interest in American Ethanol, Inc.

(e) Not Applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On June 23, 2006, the Issuer and the Shareholders entered into a Stock Purchase Agreement (the "Agreement") with American. Pursuant to the Agreement, American purchased from the Shareholders an aggregate of 3,343,200 shares of the Issuer's common stock held by the Shareholders (the "Shares") for an aggregate purchase price of $675,000. As a result of the consummation of the sale of the Shares to American pursuant to the Agreement, American now owns approximately 88.3% of the outstanding stock of the Issuer and, consequently, has a controlling interest in the Issuer. American used its own funds to complete the purchase of the Shares.

The foregoing description of the Agreement is qualified in its entirely by the terms of Agreement attached hereto as Exhibit A and incorporated herein by reference.

On June 23, 2006, the Issuer and American entered into an Agreement and Plan of Merger (the "Merger Agreement") pursuant to which American will merge with and into the Issuer, with the Issuer being the surviving corporation. The discussion of the Merger Agreement set forth herein is qualified in its entirety by reference from Exhibit 2.1 of the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 26, 2006.

On July 3, 2006, the Reporting Persons entered into a Joint Filing Agreement (the "Joint Filing Agreement") in which the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit C and is incorporated herein by reference.

Except as set forth above, the Reporting Persons do not have any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer.

Item 7.  Material to be Filed as Exhibits.

      (A) Stock Purchase Agreement among American Ethanol, Inc., the Issuer, Pride Equities, Inc., Marq J. Warner and Michael R. Deans.

      (B) Agreement and Plan of Merger between the Issuer and American Ethanol, Inc. (Incorporated by reference from Exhibit 2.1 to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 26, 2006).

      (C)   Joint Filing Agreement (for multiple reporting persons).

                                   Signatures

      After reasonable inquiry and to the best of the knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  July 3, 2006

                                     American Ethanol, Inc.


                                     /s/      Timothy Morris
                                     ----------------------------------
                                     Name:  Timothy Morris
                                     Title  CEO

                                     Cagan McAfee Capital Partners, LLC

                                     /s/ Eric McAfee
                                     ----------------------------------
                                     Name: Eric McAfee
                                     Title Managing Member

                                     Cagan McAfee Capital Partners, LLC

                                     /s/   Laird Cagan
                                     ----------------------------------
                                     Name:  Laird Cagan
                                     Title  Managing Member


                                     /s/  Eric McAfee
                                     ----------------------------------
                                     Eric McAfee


                                     /s/  Laird Cagan
                                     ----------------------------------
                                     Laird Cagan


                                     /s/  Timothy Morris
                                     ----------------------------------
                                     Timothy Morris


                                     /s/  Janakiram Ajjarapu
                                     ----------------------------------
                                     Janakiram Ajjarapu


                                     /s/  Surendra K. Ajjarapu
                                     ----------------------------------
                                     Surendra K. Ajjarapu


                                     /s/  William Maender
                                     ----------------------------------
                                     William Maender


                                     /s/  Michael Peterson
                                     ----------------------------------
                                     Michael Peterson

                                    Exhibit A

Form of Stock Purchase Agreement among American Ethanol, Inc., the Issuer, Pride Equities, Inc., Marq J. Warner and Michael R. Deans.


                            STOCK PURCHASE AGREEMENT


      THIS STOCK PURCHASE AGREEMENT (this "Agreement") dated as of June 23rd, 2006, by and among American Ethanol, Inc. ("Buyer"), Marwich II, Ltd., a Colorado corporation (the "Company"), and Pride Equities, Inc., Marq J. Warner and Michael R. Deans (the "Shareholders"), on the other hand:

                              W I T N E S S E T H:

      WHEREAS, Buyer desires to purchase from the Shareholders, and the Shareholders desire to sell to Buyer, all of the issued and outstanding shares of common stock of the Company held by the Shareholders (the "Shares"), in exchange for a cash purchase price of $675,000; and

      WHEREAS, the parties desire to enter into this Agreement to set forth their mutual agreements concerning the above matter;

      NOW, THEREFORE, in consideration of the mutual promises of the parties hereto, and of good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, it is mutually agreed by and among the parties hereto as follows:

                                   ARTICLE 1.

                      SALE AND TRANSFER OF SHARES; CLOSING

      1.1. Sale of Shares. Subject to the terms and conditions of this Agreement, and in reliance upon the representations, warranties, covenants and agreements contained herein, at the closing of the transactions contemplated hereby (the "Closing"), the Shareholders will sell, convey, assign and transfer the Shares to Buyer, and Buyer will purchase the Shares from the Shareholders (the "Transaction"). The number of Shares to be acquired by each Buyer is set forth on Appendix I hereto. The Shares shall be free and clear of any claims or Encumbrances (as defined in Section 2.11).

      1.2. Consideration. In consideration of the sale, transfer and assignment to Buyer of the Shares, at the Closing Buyer shall deliver to the Shareholders the aggregate purchase price of $675,000 (the "Purchase Price") in the form of wire transfer.

      1.3. The Closing. The Closing will take place at the offices of Crone Rozynko, LLP, at 101 Montgomery Street, Suite 1950, San Francisco, California, at 10:00 a.m. (local time) on the date hereof. At the Closing, the Shareholders will deliver to Buyer certificates representing the Shares, duly endorsed (or accompanied by duly executed stock powers), for transfer to Buyer and Buyer shall deliver to the Shareholders the Purchase Price.

                                   ARTICLE 2.

       REPRESENTATIONS AND WARRANTIES OF THE COMPANY AND THE SHAREHOLDERS

      To induce Buyer to execute, deliver and perform this Agreement, and in acknowledgement of Buyer's reliance on the following representations and warranties, the Company and the Shareholders hereby jointly and severally represent and warrant to Buyer as follows, as of the date hereof:

      2.1. Organization; Capitalization. The Company is a corporation duly organized, validly existing and in good standing under the laws of the state of its incorporation and has all necessary power, legal capacity and authority (i) to conduct its business in the manner in which its business is currently being conducted and to own and use its assets in the manner in which its assets are currently being utilized, (ii) is duly qualified or licensed to do business as a foreign corporation, in good standing in every jurisdiction in which the ownership and use of its property or the conduct of its business requires such qualification, except where the failure to so qualify could not, individually or in the aggregate, reasonably be expected to have a material adverse affect; and
(iii) has all requisite power and authority to execute and deliver this Agreement and the other Documents to which the Company is a party and perform its obligations hereunder and thereunder, and has taken all necessary action to authorize the execution, delivery and performance of this Agreement and the other Documents to which the Company is a party. The Company has heretofore delivered to the Buyer complete and correct copies of the Organizational Documents of the Company as presently in effect. "Documents" shall mean and any documents, agreements or certificates contemplated by the Transaction.

      2.2. Capitalization. The authorized capital stock of the Company consists of 100,000,000 shares of Common Stock, no par value per share, 3,785,664 shares of which, as adjusted for the share dividend declared June 2, 2006, are issued and outstanding, and 1,000,000 shares of Preferred Stock, $.01 par value per share, no shares of which are issued and outstanding. Except as set forth herein, (i) there are no equity securities of the Company authorized, issued or outstanding, (ii) there are no existing options, warrants, calls, pre-emptive rights, subscriptions or other rights, agreements, arrangements or commitments of any character, relating to the issued or unissued equity securities of the Company, obligating the Company to issue, transfer or sell or cause to be issued, transferred or sold any equity securities of, the Company or securities convertible into or exchangeable or exercisable for such equity securities, or obligating the Company to grant, extend or enter into any such option, warrant, call, subscription or other right, agreement, arrangement or commitment and
(iii) there are no outstanding contractual obligations of the Company to repurchase, redeem or otherwise acquire any equity securities of the Company or any Person or to provide funds to make any investment (in the form of a loan, capital contribution or otherwise) in any other Person. All outstanding shares of the Company Stock have been duly authorized, validly issued and are fully paid and nonassessable. All securities of the Company have been issued in compliance with state and federal securities laws. There are no voting trusts or other agreements or understandings with respect to the voting of the equity securities of the Company. The Shareholders are the legal and beneficial owners and holders of 100% of the Shares, free and clear of all Encumbrances. No legend or other reference to any purported Encumbrances appears upon any certificate representing equity securities of the Company. The Company's assets do not include any capital stock of, or any other equity interest in, or securities convertible into or exchangeable for any capital stock or other equity interest in, any person, or any direct or indirect equity or ownership interest in any other business. "Person" shall mean a natural person, partnership, corporation, limited liability company, business trust, joint stock company, trust, unincorporated association, joint venture, governmental entity or other entity or organization.

      2.3. Power and Authority. The Company and the Shareholders have the power and authority to execute, deliver, and perform this Agreement and the other agreements and instruments to be executed and delivered by them in connection with the transactions contemplated hereby, and the Company and the Shareholders have taken all necessary action to authorize the execution and delivery of this Agreement and such other agreements and instruments and the consummation of the transactions contemplated hereby. This Agreement is, and the other agreements and instruments to be executed and delivered by the Shareholders and/or the Company in connection with the transactions contemplated hereby, when such other agreements and instruments are executed and delivered, shall be, the valid and legally binding obligations of the Shareholders and/or the Company, as the case may be, enforceable against the Shareholders and/or the Company in accordance with their respective terms.

      2.4. No Conflict. Neither the execution and delivery of this Agreement and the other agreements and instruments to be executed and delivered in connection with the transactions contemplated hereby, nor the consummation of the transactions contemplated hereby, will violate or conflict with: (a) any U.S. Federal, state, or local law, regulation, ordinance, zoning requirement, governmental restriction, order, judgment or decree applicable to the Shareholders and/or the Company; (b) any provision of any charter, bylaw or other governing or organizational instrument or agreement of the Company or the Shareholders; or (c) any mortgage, indenture, license, instrument, trust, contract, agreement, or other commitment or arrangement to which the Shareholders and/or the Company are parties or by which the Shareholders and/or the Company are bound.

      2.5. SEC Filings; Financial Statements. The Company has filed or furnished, as applicable, with the Securities and Exchange Commission (the "SEC") each report, registration statement and definitive proxy statement required to be filed by the Company with the SEC between October 1, 2004 and the date of this Agreement (collectively, the "the Company SEC Documents"). Each of the Company SEC Documents complied in all material respects with the applicable requirements of the Securities Act or the Exchange Act (as the case may be); and
(ii) none of the Company SEC Documents at the time of filing contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The consolidated financial statements contained in the Company SEC Documents: (i) complied as to form in all material respects with the then applicable accounting requirements and with the published rules and regulations of the SEC applicable thereto; (ii) were prepared in accordance with GAAP throughout the periods covered, except as may be indicated in the notes to such financial statements and (in the case of unaudited statements) as permitted by Form 10-Q or Form 10-QSB, as applicable, and except that unaudited financial statements may not contain footnotes and are subject to year-end audit adjustments; and (iii) fairly presented the consolidated financial position of the Company and its subsidiaries as of the respective dates thereof and the consolidated results of operations of the Company and its subsidiaries for the period covered thereby.

      2.6. No Undisclosed Liabilities. The Company has no material Liabilities, except (a) as reflected or reserved against on the most recent balance sheet included in the most recent Form 10-KSB or Form 10-QSB, as applicable, filed by the Company and (b) current liabilities incurred since the date of the most recent balance sheet included in the most recent Form 10-KSB or Form 10-QSB, as applicable, filed by the Company in the ordinary course of business, which will as of the Closing not exceed $5,000. The reserves reflected in the Financial Statements are adequate, appropriate and reasonable and have been calculated in a consistent manner.

      2.7. Books and Records. The books and records of the Company are complete and correct in all material respects and have been maintained in accordance with sound business practices, including the maintenance of an adequate system of internal controls. True and complete copies of all available minute books and all stock record books of the Company have heretofore been made available to the Buyer.

      2.8. Trading of Securities. The Company's common stock has been approved by the NASD for trading on the Over-the-Counter Bulletin Board and there has not been any stop order suspending the trading of the Company's common stock or the initiation of any proceedings for that purpose.

      2.9. Absence of Certain Changes. Since October 13, 2004, the Company has conducted its business only in the normal and ordinary course in a manner consistent with past practice and there has not been any:

            (a) change in the Company's authorized or issued equity securities; grant of any option or right to purchase equity securities of the Company; issuance of any security convertible into or exchangeable or exercisable for such equity securities; grant of any registration rights; purchase, redemption, retirement, or other acquisition by the Company of any equity securities; or declaration or payment of any dividend or other distribution or payment in respect of equity securities, other than the issuance of shares to Pride Equities, Inc., the increase in the authorized capital stock approved by the Company's shareholders on November 30, 2004, and the 300% stock dividend declared on June 2, 2006;

            (b) amendment to the Company's articles or certificate of incorporation and bylaws other than an amendment to increase the authorized capital stock, which was filed with the Colorado Secretary of State on December 9, 2004;

            (c) adoption of, or increase in the payments to or benefits under, any bonus, deferred compensation, incentive compensation, stock purchase, stock option, stock appreciation or other stock-based incentive, employment (including offer letters), consulting, severance, change in control or termination pay, hospitalization or other medical, life or other insurance, supplemental unemployment benefits, profit-sharing, pension or retirement plan, program, agreement or arrangement, and each other "employee benefit plan" (within the meaning of Section 3(3) of ERISA), whether formal or informal, written or oral and whether legally binding or not, that is sponsored, maintained or contributed to or was sponsored, maintained or contributed to at any time by the Company;

            (d) change in the accounting methods or practices used by the Company; or any new election or change in any existing election relating to any taxes, settlement of any claim or assessment relating to any taxes, consent to any claim or assessment relating to any taxes, or waiver of the statute of limitations for any such claim or assessment;

            (e) write-down or write-off as uncollectible any notes or accounts receivable;

            (f) disposal or lapse of any Intellectual Property or the rights to use any Intellectual Property, or disposal of or disclosure to any Person other than employees of the Company and representatives of the Company of any trade secret;

            (g) granting of any general increase in the compensation of officers or employees (including any such increase pursuant to any bonus, pension, profit sharing or other plan or commitment) or any increase in the compensation payable or to become payable to any officer or employee;

            (h) agreement, whether oral or written, by the Company to do any of the foregoing.

      2.10. Required Government Consents, Filings, etc. Except as have been or, prior to the Closing, will be obtained, no approval, authorization, certification, consent, variance, permission, license, or permit to or from, or notice, filing, or recording to or with, any U.S. Federal, state, or local governmental authorities is necessary for: (a) the execution and delivery of this Agreement and the other agreements and instruments to be executed and delivered by the Shareholders and/or the Company in connection with the transactions contemplated hereby, or the consummation by the Shareholders and/or the Company of the transactions contemplated hereby; or (b) the ownership by Buyer of the Shares.

      2.11. Other Required Consents, Filings, etc. Except as have been or, prior to the Closing, will be obtained, no approval, authorization, consent, permission, or waiver to or from, or notice, filing, or recording to or with, any person is necessary for: (a) the execution and delivery of this Agreement and the other agreements and instruments to be executed and delivered in connection with the transactions contemplated hereby by the Shareholders and/or the Company, or the consummation by the Shareholders and/or the Company of the transactions contemplated hereby; or (b) the ownership by Buyer of the Shares.

      2.12. Title to Assets. The Company has good and marketable title to all of its assets, free and clear of any claims or Encumbrances. "Encumbrance" means any mortgage, charge (whether fixed or floating), security interest, pledge, right of first refusal, lien (including any unpaid vendor's lien), option, hypothecation, title retention or conditional sale agreement, lease, option, restriction as to transfer or possession, or subordination to any right of any other person.

      2.13. Intellectual Property.

            (a) The Company has no Intellectual Property. The term "Intellectual Property" includes all patents and patent applications, trademarks, service marks, and trademark or service mark registrations and applications, trade names, logos, designs, domain names, web sites, slogans and general intangibles of like nature, together with all goodwill relating to the foregoing, copyrights, copyright registrations, renewals and applications, software, databases, technology, trade secrets and other confidential information, know-how, proprietary processes, formulae, algorithms, models and methodologies, drawings, specifications, plans, proposals, financing and marketing plans, advertiser, customer and supplier lists and all other information relating to advertisers, customers and suppliers (whether or not reduced to writing), licenses, agreements and all other proprietary rights, which relate to the Company's business.

2.14.    Compliance with Rules.

            (a) The Company and the Shareholders at all times have been and are currently in compliance with all Rules applicable to the Company and/or its business, except where such failure to comply would not have a material adverse effect on the Company or its operations. "Rule" means any law, statute, rule, regulation, order, court decision, judgment or decree of any U.S. Federal, state, territorial, provincial or municipal authority.

            (b) The Company and the Shareholders are in material compliance with, and have obtained all Permits and other authorizations relating to the Company which are required by any Rule, which has been enacted to the date of this Agreement, except as would not have a material adverse effect on the Company or its operations. No governmental proceeding is pending or threatened to cancel, amend, modify or fail to renew any such Permit. "Permit" includes any approval, authorization, concession, grant, certificate of convenience and necessity, qualification, consent, franchise, license, security clearance, easement, order or other permit issued or granted by any governmental entity.

            (c) The Company and/or the Shareholders are not currently in material violation of any environmental or safety laws nor have the Company and/or the Shareholders received any notice of any current non-compliance therewith. There is no civil, criminal or administrative action, suit, demand, claim, hearing, notice, investigation or proceeding pending or threatened against the Company and/or the Shareholders relating in any way to environmental and safety laws.

      2.15. Tax Matters. The Company has filed or caused to be filed all tax returns required to be filed pertaining to the Company. All such tax returns were correct and complete in all respects. All taxes owed by the Company pertaining to the Company, its business or its assets (whether or not shown on any tax return) have been paid. The Company is not the beneficiary of any extension of time within which to file any tax return. No claim has ever been made by an authority in a jurisdiction where the Company does not file tax returns that the Company is or may be subject to taxation by that jurisdiction. There are no claims or Encumbrances on any of the Company's assets that arose in connection with any failure (or alleged failure) to pay any tax.

      2.16. Contracts. Except as would not have a material adverse effect on the Company or its operations, there exists no event of default or occurrence, condition or act on the part of the Company and/or the Shareholders or, to the best knowledge of the Company and the Shareholders, on the part of any other party to any contract to which the Company is a party, which constitutes or would constitute (with or without notice or lapse of time or both) a breach of or default under any of such contracts, or cause or permit acceleration of any obligation of the Company or any other party. There are no renegotiations of, attempts to renegotiate, or outstanding rights to renegotiate any amounts paid or payable to the Company under any contract with any person having the contractual or statutory right to demand or require such renegotiation and no such person has made written demand for such renegotiation.

      2.17. Litigation. Except as would not have a material adverse effect on the Company or its operations, there is no legal, administrative or other action, claim, proceeding or governmental investigation, domestic or foreign ("Litigation"), pending or threatened against the Company and/or the Shareholders relating to the Company, its business or its assets, or that challenges or reviews the execution, delivery or performance of this Agreement by the Company and/or the Shareholders or of the consummation of the transactions contemplated hereby, or that seeks to enjoin or obtain damages in respect of the consummation of any of the transactions contemplated hereby. The Company and/or the Shareholders are not parties to, and are not bound by, any order or any ruling or award of any other person that has resulted in or could reasonably be expected to result in, individually or in the aggregate, a material adverse effect on the Company or which could reasonably be expected to materially adversely affect the consummation of the transactions contemplated hereby.

      2.18. Employees. The Company currently has no employees, consultants or independent contractors other than Michael Schumacher, Peter Porath, and George
A. Powell. All consulting, employment and other agreements and arrangements between the Company and its employees will, at the Closing, be validly terminated, and all such agreements and arrangements previously did comply, and have at all times been in full compliance, with all employment or other applicable rules and regulations. The termination of any existing employment with Michael Schumacher, Peter Porath, and George A. Powell, or termination of the other agreements with prior employees, consultants or independent contractors of the Company will not and did not subject the Company to any workers' compensation, unemployment compensation and other government-mandated program or obligation or liability. No amounts are due or owed to any previous or current the Company employee, consultant or independent contractor. There are no oral employment agreements, consulting agreements or other compensation agreements currently in effect between the Company and any person. Each of the foregoing employees of the Company will resign their employment effective as of the Closing and release the Company from all known and unknown claims that such employee may have against the Company.

      2.19. Contracts. The Company has no material contracts, commitments, arrangements, or understandings relating to its business, operations, financial condition, prospects or otherwise. For purposes of this Section 2.19, "material" means payment or performance of a contract, commitment, arrangement or understanding, which is expected to involve payments, individually or in the aggregate, in excess of $500.00.

      2.20. Broker's or Finder's Fees. The Company and/or the Shareholders have not authorized any person other than Creative Business Strategies, Inc. to act as broker or finder or in any other similar capacity in connection with the transactions contemplated by this Agreement. Any fee payable to Creative Business Strategies is the obligation solely of the Shareholders.

      2.21. Disclosure. No representation, warranty, or statement made by the Company and/or the Shareholders in this Agreement or in any document or certificate furnished or to be furnished to Buyer pursuant to this Agreement contains or will contain any untrue statement or omits or will omit to state any fact necessary to make the statements contained herein or therein not misleading. The Company and the Shareholders have disclosed to Buyer all facts known or reasonably available to the Company and/or the Shareholders that are material to the financial condition, operation, or prospects of the Company, its business and/or its assets.

                                   ARTICLE 3.

                     REPRESENTATIONS AND WARRANTIES OF BUYER

      To induce the Company and the Shareholders to execute, deliver and perform this Agreement, and in acknowledgement of the Company's and the Shareholders' reliance on the following representations and warranties, Buyer hereby represents and warrants to the Company and the Shareholders as follows as of the date hereof:

      3.1. Power and Authority. Buyer has the power and authority to execute, deliver, and perform this Agreement and the other agreements and instruments to be executed and delivered by it in connection with the transactions contemplated hereby, and Buyer has taken all necessary action to authorize the execution and delivery of this Agreement and such other agreements and instruments and the consummation of the transactions contemplated hereby. This Agreement is, and, when such other agreements and instruments are executed and delivered, the other agreements and instruments to be executed and delivered by Buyer in connection with the transactions contemplated hereby shall be, the valid and legally binding obligations of Buyer, enforceable in accordance with their respective terms.

      3.2. Broker's or Finder's Fees. Buyer has not authorized any person to act as broker, finder, or in any other similar capacity in connection with the transactions contemplated by this Agreement.

      3.3. No Conflict. Neither the execution and delivery by Buyer of this Agreement and of the other agreements and instruments to be executed and delivered by Buyer in connection with the transactions contemplated hereby, nor the consummation by Buyer of the transactions contemplated hereby, will violate or conflict with: (a) any foreign, Federal, state, or local law, regulation, ordinance, governmental restriction, order, judgment or decree applicable to such Buyer; or (b) any provision of any charter, bylaw, or other governing or organizational instrument of Buyer.

      3.4. Unregistered Securities. Buyer understands that the Shares have not been registered with the SEC or any state or foreign securities agencies and neither the Company nor the Shareholders are under an obligation to register the Shares.

      3.5. Evaluation of Purchase of Shares.

            (a) Buyer is  capable  of  evaluating  the  merits  and risks of its investment in the Company and has the capacity to protect its interests. Buyer acknowledges that it must bear the economic risk of this investment indefinitely, unless the Shares are subsequently registered pursuant to the Securities Act of 1933, as amended (the "Act"), or an exemption from registration is available. Buyer understands that the Company has no present intention of registering the Shares.

            (b) Buyer is acquiring the Shares for Buyer's own account for investment only and not with a view towards distribution thereof within the meaning of the Act, the state security laws and any other applicable laws.

                                   ARTICLE 4.

            COVENANTS OF THE SHAREHOLDERS AND BUYER FOLLOWING CLOSING

      4.1. Cooperation. The Shareholders and Buyer shall cooperate fully with each other and their respective employees, legal counsel, accountants and other representatives and advisers in connection with the steps required to be taken as part of their respective obligations under this Agreement; and each of them shall, at any time and from time to time after the Closing, upon the request of the other, do, execute, acknowledge and deliver, or cause to be done, executed, acknowledged and delivered, all such further acts, deeds, assignments, transfers, conveyances, receipts, acknowledgments, acceptances and assurances as may be reasonably required (without incurring unreimbursed expense) to satisfy and perform the obligations of such party hereunder, and to allow the Company to operate its business after the Closing in the manner in which it was operated before the Closing.

      4.2. Further Assurances. Subject to the terms and conditions of this Agreement, each party agrees to use all of its reasonable efforts to take, or cause to be taken, all actions and to do or cause to be done, all things necessary and proper or advisable to consummate and make effective the transactions contemplated by this Agreement (including the execution and delivery of such further instruments and documents as the other party may reasonably request).

                                   ARTICLE 5.

                               SURVIVAL; INDEMNITY

      5.1. Survival of Representations, Warranties, etc. The representations, warranties and covenants given by the Shareholders to Buyer or by Buyer to the Shareholders in this Agreement shall survive for a period of 18 months following the Closing.

      5.2. Indemnification by the Shareholders. The Shareholders shall jointly and severally indemnify, defend, and hold harmless Buyer, and Buyer's representatives, stockholders, controlling persons and affiliates, at, and at any time after, the Closing, from and against any and all demands, claims, actions, or causes of action, assessments, losses, damages (including incidental and consequential damages), liabilities, costs, and expenses, including reasonable fees and expenses of counsel, other expenses of investigation, handling, and Litigation, and settlement amounts, together with interest and penalties (collectively, a "Loss" or "Losses"), asserted against, resulting to, imposed upon, or incurred by Buyer, directly or indirectly, by reason of, resulting from, or arising in connection with, any of the following:

            (a) Breach. Any breach of any representation, warranty, or agreement of the Shareholders and/or the Company contained in or made pursuant to this Agreement, including the agreements and other instruments contemplated hereby;

            (b) Brokerage or Finder's Fees. Any claim by any person for brokerage or finder's fees or commissions or similar payments based upon any agreement or understanding alleged to have been made by any such person with the Company and/or the Shareholders in connection with this Agreement or any of the transactions contemplated hereby; and

            (c) Incidental Matters. To the extent not covered by the foregoing, any and all demands, claims, actions or causes of action, assessments, losses, damages, liabilities, costs, and expenses, including reasonable fees and expenses of counsel, other expenses of investigation, handling, and Litigation and settlement amounts, together with interest and penalties, incident to the foregoing.

The remedies provided in this Section 5.2 will not be exclusive of or limit any other remedies that may be available to Buyer.

      5.3. Indemnification by Buyer. Buyer shall indemnify, defend, and hold harmless the Shareholders at, and at any time after, the Closing, from and against any and all Losses asserted against, resulting to, imposed upon, or incurred by the Shareholders, to the extent arising from any of the following:

            (a) Breach. Any breach of any representation, warranty, or agreement of Buyer contained in or made pursuant to this Agreement, including the agreements and other instruments contemplated hereby; and

            (b) Incidental Matters. To the extent not covered by the foregoing, any and all demands, claims, actions or causes of action, assessments, losses, damages, liabilities, costs, and expenses, including reasonable fees and expenses of counsel, other expenses of investigation, handling, and Litigation, and settlement amounts, together with interest and penalties, incident to the foregoing.

The remedies provided in this Section 5.3 will not be exclusive of or limit any other remedies that may be available to the Shareholders.

      5.4. Procedures; Third Party Claims, etc.

            (a) A person entitled to make a claim of indemnification hereunder shall be referred to as an "Indemnified Party." A person obligated for indemnification hereunder shall be referred to as an "Indemnifying Party." The Indemnifying Party shall be entitled to defend any claim, action, suit or proceeding made by any third party against an Indemnified Party; provided, however, that the Indemnified Party shall be entitled to participate in such defense with counsel of its choice and at its own expense and, if (i) the Indemnifying Party is also a party to such claim, action, suit or proceeding and the Indemnified Party determines in good faith that joint representation would be inappropriate, (ii) the Indemnifying Party does not provide a competent and vigorous defense, or (iii) the Indemnifying Party agrees, then the Indemnified Party's participation shall be at the expense of the Indemnifying Party. The Indemnified Party shall provide such cooperation and access to its books, records and properties as the Indemnifying Party shall reasonably request with respect to such matter; and the parties shall cooperate with each other in order to ensure the proper and adequate defense thereof. An Indemnified Party shall not settle any claim subject to indemnification hereunder without the prior written consent of the Indemnifying Party, which consent shall not be unreasonably withheld or delayed.

            (b) With regard to claims of third parties for which indemnification is payable hereunder, such indemnification shall be paid by the Indemnifying Party upon the earliest to occur of: (i) the entry of a judgment against the Indemnified Party; (ii) the settlement of the claim; (iii) with respect to indemnities for tax liabilities, upon the issuance of any final resolution by a taxation authority; or (iv) with respect to claims before any administrative or regulatory authority, when the Loss is finally determined and not subject to further review or appeal; provided, however, that the Indemnifying Party shall pay on the Indemnified Party's demand any cost or expense reasonably incurred by the Indemnified Party in defending or otherwise dealing with such claim.

            (c) To seek indemnification hereunder, an Indemnified Party shall notify the other party hereto of any claim for indemnification, specifying in reasonable detail the nature of the Loss and the amount or an estimate of the amount thereof. Neither the giving of such notice nor the failure to give such notice shall constitute an election of remedies or limit an Indemnified Party in any manner in the enforcement of any other remedies that may be available to it, including the right to proceed against an Indemnifying Party.

                                   ARTICLE 6.

                                  MISCELLANEOUS

      6.1. Entire Agreement. This Agreement, and the other certificates, agreements, and other instruments to be executed and delivered by the parties in connection with the transactions contemplated hereby, constitute the sole understanding of the parties with respect to the subject matter hereof.

      6.2. Parties Bound by Agreement; Successors and Assigns. The terms, conditions, and obligations of this Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and assigns.

      6.3. Amendments and Waivers. No modification, termination, extension, renewal or waiver of any provision of this Agreement shall be binding upon a party unless made in writing and signed by such party. A waiver on one occasion shall not be construed as a waiver of any right on any future occasion. No delay or omission by a party in exercising any of its rights hereunder shall operate as a waiver of such rights.

      6.4. Severability. If for any reason any term or provision of this Agreement is held to be invalid or unenforceable, all other valid terms and provisions hereof shall remain in full force and effect, and all of the terms and provisions of this Agreement shall be deemed to be severable in nature.

      6.5. Attorney's Fees. Should any party hereto retain counsel for the purpose of enforcing, or preventing the breach of, any provision hereof including the institution of any action or proceeding, whether by arbitration, judicial or quasi-judicial action or otherwise, to enforce any provision hereof or for damages for any alleged breach of any provision hereof, or for a declaration of such party's rights or obligations hereunder, then, whether such matter is settled by negotiation, or by arbitration or judicial determination, the prevailing party shall be entitled to be reimbursed by the losing party for all costs and expenses incurred thereby, including reasonable attorneys' fees for the services rendered to such prevailing party.

      6.6. Counterparts and Facsimile Signatures. This Agreement may be executed, manually or by facsimile signature, in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart.

      6.7. Headings. The headings of the Sections and paragraphs of this Agreement are inserted for convenience only and shall not be deemed to constitute part of this Agreement or to affect the construction hereof.

      6.8. Expenses. Except as specifically provided herein, each of the Shareholders and Buyer shall pay all of its own costs and expenses incurred by it or on its behalf in connection with this Agreement and the transactions contemplated hereby, including fees and expenses of its own financial consultants, accountants, and counsel.

      6.9. Notices. All notices, requests, demands, claims, and other communications which are required or may be given under this Agreement shall be in writing and shall be deemed to have been duly given: when received, if personally delivered; when transmitted, if transmitted by telecopy; five business days after such notice, request, demand claim or other communication is sent, if sent by registered or certified mail, return receipt requested, postage prepaid, and addressed to the intended recipient as set forth below:

                  if to the Shareholders to:

                  Pride Equities, Inc.
                  2525 Fifteenth Street, Suite 3H, Denver,
                  Colorado 80211
                  Attention:   Mick Schumacher
                  Telephone:  (303) 619-1604
                  Facsimile:   (303) 480-5038

                  Marq J. Warner
                  17096 E. Dorado Circle
                  Centennial, CO 80015
                  Telephone:  (303) 484-0633
                  Facsimile:...........................................(303)
                  539-9803

                  Michael R. Deans
                  5225 S. Jamaica Way
                  Englewood, CO 80111
                  Telephone:  (303) 779-6665
                  Facsimile:...........................................(303)
                  221-1437

                  if to Buyer to:

                  American Ethanol, Inc.
                  203 N. LaSalle Street
                  Suite 2100
                  Chicago, IL 60601
                  Attention: William Maender,
                  .....................................................
                  Chief Financial Officer
                  Telephone:  (610) 565-5287
                  Facsimile:  (610) 672-9899

                  With a copy to:

                  Alisande M. Rozynko
                  Crone Rozynko, LLP
                  101 Montgomery Street, Suite 1950
                  San Francisco, CA 94104
                  Telephone:  (415) 955-8900
                  Facsimile:  (415) 955-8910

Any party may send any notice, request, demand, claim, or other communication hereunder to the intended recipient at the address set forth above using any other means, but no such notice, request, demand, claim, or other communication shall be deemed to have been duly given unless and until it actually is received by the intended recipient. Any party may change the address to which notices, requests, demands, claims, and other communications hereunder are to be delivered by giving the other parties notice in the manner herein set forth.

      6.10. Governing Law. This Agreement shall be construed in accordance with and governed by the laws of the State of California, U.S.A., without giving effect to the principles of choice of law thereof.

      6.11. Arbitration. Any dispute arising under or in connection with any matter related to this Agreement or any related agreement shall be resolved exclusively by arbitration. The arbitration shall be in conformity with and subject to the applicable rules and procedures of the American Arbitration Association or, at the election of the demanding party, any other form of "alternative dispute resolution" procedure generally recognized in the State of California; e.g., a reference pursuant to California Code of Civil Procedure ("Code") Section 638 and/or reliance upon Section 1280 et. seq. of the Code. Any arbitration shall incorporate Section 1283.05 of the Code with respect to discovery matters. All parties agree to be (1) subject to the jurisdiction and venue of the arbitration in the County of Santa Clara, State of California, (2) bound by the decision of the arbitrator as the final decision with respect to the dispute and (3) subject to the jurisdiction of the Superior Court of the State of California for the purpose of confirmation and enforcement of any award.

      6.12. Waiver of Certain Damages. Except as prohibited by law, each party hereby waives any right it may have to claim or recover any special, exemplary, punitive or consequential damages other than, or in addition to, actual damages in connection with any dispute arising under or in connection with any matter related to this Agreement or any related agreement.

      6.13. References, etc.

            (a) Whenever reference is made in this Agreement to any Article, Section, paragraph, Schedule or Exhibit, such reference shall be deemed to apply to the specified Article, Section or paragraph of this Agreement or the specified Schedule or Exhibit attached to this Agreement.

            (b) The word "including" when used herein is not intended to be exclusive and means "including, without limitation."

      6.14. No Strict Construction. The language used in this Agreement will be deemed to be the language chosen by the parties hereto to express their mutual intent, and no rule of strict construction will be applied against any person.






                            [Signature page follows.]

      IN WITNESS WHEREOF, each of the parties hereto has executed this Agreement as of the date first indicated above.


SELLERS:                                      PRIDE EQUITIES, INC.




                                              By: /s/ Michael L. Schumacher
                                                 -------------------------------
                                                  Name: Michael L. Schumacher
                                                  Title: President




                                                  /s/ Marq J. Warner
                                              ----------------------------------
                                                    Marq J. Warner




                                                  /s/ Michael R. Deans
                                              ----------------------------------
                                                    Michael R. Deans


BUYER:                                        AMERICAN ETHANOL, INC.



                                              By: /s/ Timothy Morris
                                                 -------------------------------
                                                  Name:  Timothy Morris
                                                  Title: Chief Executive Officer

                                   APPENDIX I
                        SHARES OF THE COMPANY BEING SOLD


                                                Number of Shares of the Company
              Shareholders                                Being Sold
-----------------------------------------    ----------------------------------

Pride Equities, Inc.                         1,920,000
Michael R. Deans                             711,600
Marq J. Warner                               711,600

                                    Exhibit B

      Form of  Agreement  and Plan of Merger  between  the Issuer  and  American
Ethanol, Inc. (Incorporated by reference from Exhibit 2.1 to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 26, 2006)

                                    Exhibit C

                             Joint Filing Agreement

      In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, the undersigned hereby (i) agree to the joint filing with all other Reporting Persons (as such term is defined the statement on Schedule 13D described below) on behalf of each of them of this statement on Schedule 13D (including amendments thereto) with respect to the Common Stock of Marwich II, Ltd., and (ii) agree that this Agreement be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

Dated: July 3, 2006
                                     American Ethanol, Inc.


                                     /s/      Timothy Morris
                                     ----------------------------------
                                     Name:  Timothy Morris
                                     Title  CEO

                                     Cagan McAfee Capital Partners, LLC

                                     /s/  Eric McAfee
                                     ----------------------------------
                                     Name: Eric McAfee
                                     Title Managing Member

                                     Cagan McAfee Capital Partners, LLC

                                     /s/   Laird Cagan
                                     ----------------------------------
                                     Name: Laird Cagan
                                     Title Managing Member


                                     /s/   Eric McAfee
                                     ----------------------------------
                                     Eric McAfee


                                     /s/   Laird Cagan
                                     ----------------------------------
                                     Laird Cagan


                                     /s/   Timothy Morris
                                     ----------------------------------
                                     Timothy Morris


                                     /s/   Janakiram Ajjarapu
                                     ----------------------------------
                                     Janakiram Ajjarapu


                                     /s/   Surendra K. Ajjarapu
                                     ----------------------------------
                                     Surendra K. Ajjarapu


                                     /s/   William Maender
                                     ----------------------------------
                                     William Maender


                                     /s/   Michael Peterson
                                     ----------------------------------
                                     Michael Peterson


                                       31